Filed by SmartFinancial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Entegra Financial Corp.
(Commission File No. 001-35302)

SmartFinancial

SmartFinancial Announces Merger of Equals with Entegra Financial Corporation

Wednesday, January 16, 2019, 10:00 AM

CORPORATE PARTICIPANTS

Frank Hughes - Investor Relations

Miller Welborn - Chairman of the Board, SmartFinancial

Roger Plemens - President & CEO, Entegra

Billy Carroll - President & CEO, SmartFinancial

David Bright - CFO, Entegra

PRESENTATION

Operator

Good morning everyone and welcome to the SmartFinancial Incorporated/ Entegra Financial Corporation  Merger of Equals Conference Call.  Today’s conference is being recorded. At this time, I would like to turn the conference over to Mr. Hughes of Investor Relations. Mr. Hughes, the floor is yours, sir.

Frank Hughes

Thank you, Sean, and good morning and thank you for joining us in our Entegra Financial Merger of Equals Conference Call.  With me this morning from SmartFinancial are our Chairman of the Board, Miller Welborn, Billy Carroll, President and CEO, Ron Gorczynski, Chief Administration Officer.  From Entegra Financial, we have Roger Plemens, President and CEO, and David Bright, CFO.  After our prepared remarks, we will then take questions.

Yesterday evening, we issued a news release announcing our Merger of Equals with Entegra Financial Corporation.  We also prepared a slide presentation, which we will refer to during our remarks this morning.  Both of these can be found on our website at www.smartbank.com in our Investor Relations section.

During today’s call, we will make forward-looking statements, which are subject to risk and uncertainties and are intended to be covered by the Safe Harbor provisions of the Federal Securities Law.  Actual results and trends could differ materially from those set forth in such statements due to various risk, uncertainties, and other factors.  More detailed information about these and other risk factors can be found in our press release that proceeded this call and in the risk factors andforward-looking statement section of our annual report on Form 10-K.  Statements are valid only as of today’s date.  The company disclaims any obligation to update this information except as may be required by applicable law.

Additionally, today’s presentation contains non-GAAP financial measures.  The reconcilance (sic) of such measures to the comparable GAAP figures are included at the end of the slide presentation.  Please also note this event is being recorded.

I will now turn you over to our Chairman of the Board, Miller Welborn.

Miller Welborn

Thanks, Frank, and welcome and good morning.  Thanks for joining us this morning.  It looks like we have a big group with us today.  As you know, yesterday at the close of the market, we did announce a merger with Entegra Bank in North Carolina, and joining me this morning in Franklin are Billy and Roger and David, and glad to join and talk to you this morning about this deal.  It’s an exciting time for us.

You folks know that our team has enjoyed growing this bank, and not just growing to grow, but growing in really good markets with great people.  Well, we think we’ve found our next great partner.  Roger, David, and the team at Entegra have an excellent reputation in their markets for delivering excellent banking services, and Billy and I discussed our thesis with you folks before on several different occasions.

We do love tier two markets with college towns and growth opportunities, and we feel like this meets those criteria for sure.  It’s hard to argue with Entegra’s overall deposit costs and they have three really good--at least three really--good commercial markets that we are really excited about in Ashville, North Carolina and Greenville, South Carolina and Gainesville, Georgia.

As you know, there are just not many four-to-five-billion dollar banks left in the Southeast, and we’re very excited about where we’re headed and who’s on the bus with us.  Our franchise is ready for this next step.  Our team, and I say that by the combined teams of both banks, is ready for this step.  MOEs are not something everybody wants to tackle and a lot of times, their management and executive management is afraid to tackle this, but we’re very positive.  We’ve got very positive experience with MOEs.  Billy and I have done this before and our team has executed it well, and this should be great for all our shareholders, and we’re excited about it.

With that, I’m going to turn it over to Roger and let him make a few comments, and then Billy and David are going to dive into the deck.  Thank you.

Roger Plemens
Thank you, Miller.  This combination is also exciting for Entegra.  As we talked to SmartBank during this process, it was very important, it was a good cultural fit, and we spent a lot of time getting to know each other to make sure it was that good cultural fit.  We both have a conservative credit culture, both focused on community and serving the customers.

We complement each other very well.  Entegra is strong operationally and we have a strong mortgage platform.  Smart has a strong sales culture and more commercial oriented, more focused on C&I lending especially.  That is very important for us in these high-growth markets.

With the size of the combined company and with the commercial focus, we feel we can attract additional talent, especially in our high-growth markets.  The lack of geographic overlap between the two companies will expand and diversify the markets we operate in.

We look forward to the combination of the two companies and we think we’ll be well positioned to be a leader in community banks in the Southeast.

Miller Welborn
Thanks, Roger, appreciate that.  Billy, I’ll let you jump into the deck now, you and David.

Billy Carroll
Yeah, thanks, Miller and Roger.  This is an exciting day and an extremely exciting opportunity in front of us.  David and I will take the next few minutes and just utilizing the deck as a guide, we’ll make some comments on some of the slides here, add some additional color.  But, hopefully everybody’s got that in front of you and I’ll really start on Page 4 of the deck and just talk about some of the merits of creating this great partnership.

And, we really do think it’s a premiere southeastern partnership.  As Miller and Roger both said, we’re in some of the great markets here in the Southeast, now would be in a combined six-state region, and again some great growth markets with some outstanding potential.

This is truly, it’s an MOE.  We’re slightly larger, but an MOE that will create around a $4 billion company that I think can continue to compete and grow in these great communities.  It advances the combined entity into the top 20 largest publically-traded banks headquartered in these combined states.  So, it steps us up into a new peer group.  As Miller and I talked about in the past with a number of you on the phone, I think our goal was to move toward that $5 billion range.  We think that is an optimal size for a bank in today’s market.  It allows us to attract talent, grow organically, price effectively, and really get the momentum that you need to operate today.  This opportunity allows us to accomplish that.

Also, it really allows us to continue to focus on strong EPS growth.  As our company has grown, this transaction is very EPS accretive.  We’re in the 20 percent range, once fully integrated, and 2020 presents a lot of great opportunities for earnings growth.

It creates a stronger company, as you look at the bottom of that slide.  Roger alluded to this.  Leveraging Entegra’s operational expertise and financial expertise, I think it combines that with our strong lending culture and sales culture.  It creates a company now that is positioned extremely well to grow.  We will be growing and operating under both the SmartFinancial and SmartBank brands.  Our company headquarters will continue to be in Knoxville, Tennessee.  But, at the same time, a significant portion of the bank operations will be located in the Franklin area, here in western Carolina.

David, I’ll flip it over to you and let you walk through Slide 5, talk about the shareholder value enhancement.

David Bright
Sure.  Good morning, everybody.  David Bright from Entegra here.  I’ve had the privilege to work with a lot of you the last five years at Entegra as the CFO, and I just wanted to say quickly that I’m excited and honored to have the chance to work with the combined company going forward and looking forward to continuing to work with a lot of you.

Slide 5 really just, I think, just lays out and makes the point that we’re taking two banks that, on their own, had a pretty good track record of growth, pretty significant earnings improvement the last five years.  We both have a lot of M&A experience, which is going to come in handy with this combination.

But on our own, we’ve each individually had some challenges, and I think that this transaction fixes a lot of the challenges that we have on our own but that we will have to a much lesser degree combined.  And, let me just point out four or five quick things that I think this combination fixes for both of us.

The first thing is just greater size.  As Billy mentioned, the greater size, and I agree, is really key to attracting talent.  We’re at a size now, I believe, where recruiting and getting the best people is really the key to future success.  We’ve both had to use M&A a lot up to this point to achieve some of that growth, but being a $4 [billion] or $5 billion bank I think puts us in a whole different league in terms of ability to attract talent.  So, I think the larger size is really, really important for us and a key to our future success.

The profitability, we’re taking two 1 percent, or sub 1 percent ROA banks, and we’re immediately creating a 120 bank.  That’s an immediate benefit for both sides and on our own, we could have gotten there over time, but this immediately puts us in a different profitability category with a lot of earnings accretion, and that would have taken a long time to do, a lot longer to do on our own.

The larger market cap and out of the gate, we’re going to hopefully be at $400 [million] to $500 million market cap.  I’ve heard from many of you over the years that you’d like to take positions in Entegra, but with our really small market cap and a really small trading volume, it’s just hard for you to take a position.  And, then it’s also hard to unwind positions when you needed to.  So, being a half a billion dollar market cap, plus or minus, pretty soon out of the gate is a big benefit, again, for both sides in terms of investors being able to invest in us.

There’s no question that as a bank twice this size, we should enjoy a higher trading multiple.  That is something that’s pretty well understood in our industry and we think that, again, that’s an immediate benefit to both sides of this transaction.

And, then finally I’ll just mention the footprint.  I’m a big believer that diversifying risk is critically important to long term success.  And, we have a great footprint on the Entegra side in the Carolinas.  Smart has a great footprint in Tennessee and all the way down through Florida, Alabama.  You put those together and in my view, you wind up with a footprint that not only is really impressive, but you’re really, really achieving some fantastic risk diversification.  I think that’s key to surviving your next downturn whenever that comes along.

So, if you can take the two and create something that’s stronger together, with pretty minimal dilution and a really fast earn back, I’m a big fan of that.  I think it makes a lot of sense, and I’m very happy with what we’re looking at here.  Billy?

Billy Carroll
Yeah, Dave, thank you.  I’ll touch on a few--David hit a lot of the components of the transaction rationale on Slide 6.  I won’t really spend much time on that, but I will reiterate one of the things I think you said early on in his comments, the ability to attract talent.  I think as we look at our high performing peers, in our sector and in the new peer group that we’ll be in, the ability to continue to attract the right talent is critical.

We’ve been able to do that as our bank has got up on plane over the last couple of years.  We’ve demonstrated the ability to really bring in good bankers, retain great bankers, continue to bring in great bankers.  This allows us to do it I think in the markets that Entegra has; I think we can overlay that sales culture and it really will give us a great organic growth emphasis.  I think that’s a key spot when you look at our combined six state footprint.

Unknown
And, Billy, to David’s point about footprint, in the six states, out of the top 25 markets in the Southeast, this bank will be located in five of those 25 markets.

Billy Carroll
Yeah, it is.

Unknown
A strong footprint.

Billy Carroll
But, again, you’ve got to attract talent to be able to grow the base, and we’ll be able to do that.  David touched on it again, this is a very nice deal from an earnings accretion standpoint.  I think that you’ll see the benefits of that very soon as we get this thing integrated.  And, again, I think one of the key things from a transaction standpoint, on Slide 6 as well, is we really like the credit culture at our company, and we really liked it at Entegra as well.  I think it was one of the real pluses in the company.

Flipping over to 7, I think we talked about risk.  I do think one of the biggest risks in the transaction is execution risk.  Doing an MOE, Miller and I have had the opportunity to put this together on a much smaller scale several years ago, but I think the same philosophies apply.  I think the same theories apply.

We feel very confident that we have a team in place now with Ryan and David from Entegra, along with Ron and Greg and Rhett on our side that can really help integrate a bank and do it in a relatively short period of time.  I think that is a risk, we wanted to address it, but I think we feel very confidently that we are positioned to get this transaction executed and hit all the metrics related to that.

David, why don’t you touch on some of the transaction terms and assumptions?

David Bright
Sure.  On Slide 8 and 9, I’ll just hit a few of the highlights here.  Of course all stock, we think that’s consistent with the MOE nature of the transaction, that it would be all stock.  A couple other things I’ll point out here.  We do expect a mid-year closing of this, hopefully late second quarter, system conversion probably not until likely early 2020.

Let me touch on the contingent value right there at the bottom of the page.  Some of you may not be familiar with that, and I’ve had a couple questions already this morning on email, so let me just touch on that.

A year ago, when we closed on the Chattahoochee Bank of Georgia transaction, we incurred an unexpected tax penalty because of the structure of the transaction, and we have pursued recovery of that tax penalty from a couple of our former advisors.  Those proceedings are not final yet, so this transaction gives us the right to distribute any funds we would receive from that, any recovery from that, to our shareholders.

So, that’s what the contingent value right here is.  If you have any questions on that, I’m happy to take that offline with you.  But, I did want to mention that.

I think a real important point, bottom of Page 8, is the earn-back period.  This transaction is real close to a two year earn-back.  We’ve had two of the largest firms model that out.  I’m very comfortable with that number.  It includes all transaction expenses being incurred by the time of closing, so very comfortable with that number.

Top of Page 9, let me mention a few things on cost saves.  Really, from day one, we have spent a lot of time on cost saves.  We understand that one of the keys to making this combined organization profitable and getting it to the level of profitability it needs to is to get the cost saves.

That $10 million number there, there’s a lot of detail behind that, a lot of granularity.  The compensation side of that is probably the hardest part, but I’ll tell you at this point, we are well on our way to knowing the positions and the detail that’s going to make that up.  So, I feel really good about that.  I feel very confident that we’ll hit at least that 25 percent number.  We expect half of that this year and the rest in 2020.  But, I feel that’s a solid number that we will absolutely hit.

The $15 million of transaction costs, purchase accounting adjustments, the only really large one there to talk about is the loan mark.  We spent a fair amount of time on that.  I feel like that 3 to 3 ½ percent range that we have disclosed there is a good number.  That’s going to provide $4 [million] to $5 million a year of accretion income for a number of years and will keep the combined margin in the high 3’s.  So, feel good about that.  But, overall, I think the modeling is solid and I feel good about where we’re at.

Page 10, a couple quick thoughts there.  Capital will still be in good shape after this.  There’s currently not a capital raise contemplated as part of the transaction, but as you can see there on that slide, we remain in good shape on capital.

And, then bottom of the page there, our commercial real estate concentration ratios, the big one there, the 268 barely moves as a result of this as we still wind up at 269.  So, we still have plenty of room on that front.  Billy?

Billy Carroll
The leadership team, again as with any MOE, we look to combine the best of the best and what we’ve tried to do here is do that.  You’ll see that on Slide 11.  Really excited to have David and Ryan Scaggs join our executive management group and their roles that they will be taking with our combined company.

We’re excited to have Roger continue on with the combined company leading business development here in the Carolinas for us.  And, we’re also really excited to bring in five directors.  With the size of the company that we’re going to be pro forma with this sort of a presence in the Carolinas, we felt it appropriate to expand the board to cover that.  And, I don’t know, Miller, do you have any comments on the--

Miller Welborn
--Yeah.--

Billy Carroll
--on the combined board?

Miller Welborn
I’ll speak to that a minute, Billy.  We are adding five other directors to make a total of 17, which is probably a little above average size.  We’ve talked openly amongst our directors and with institutional guys.  We feel the optimal size is 11 to 13.  We feel comfortable operating with the 17 for a period of time and have gotten to know all of our directors pretty well over the last several months, and we feel very comfortable with that.

Specific skillsets that we have needed on our board that we’re bringing a couple over with skillsets that’ll be very additive to the team, so we’re excited about that and progressing forward.  Thanks.

Billy Carroll
Jumping on into Slide 12, due diligence highlights, we packed a lot of diligence into a pretty short window here.  A lot of collaboration between our management teams over the last several weeks to really, as David talked about, really achieve an optimal organizational structure that’ll allow us to hit the cost saves on the people side of the house.  Really felt good about that.  A lot of time spent on the risk management/compliance side.  Feel extremely strong about the work that we did there.

And, then most importantly, probably credit, as you look at the credit side.  Entegra has a very granular portfolio, a lot of loans, a smaller average dollar size.  We dug in extremely deep in a short period of time, and you can see there, hitting 54 percent of the entire portfolio, a large majority of the watch list, and then going through a number of those other segments down there.  So, really a deep dive.  Our teams worked extremely hard on diligence and we feel very good about where that stands.

Slide 13 talks a little bit about one of the things we’ve touched on a couple of times.  Scarcity value, I think David talked about that as we elevate now.  This transaction elevates us into a very select group of very strong regional players.  I think as we step up into that league, our financial metrics, our operating metrics will show and continue to provide outstanding value moving forward.

Slide 14, if you’ll take a look at our pro forma footprint, I really, really like this footprint.  A great mix of stronger MSAs with some outstanding smaller markets with very strong market share, and really focus on the pie chart there on the bottom right.  Great market diversification.  David alluded to market diversification.

I think we’re creating a company now that is very well balanced in some key states here in the southeast.  Pro forma deposit market share on 15, David, any comments that you have on that one?

David Bright
Yeah, a couple quick thoughts.  I’m a big believer that the value of a bank is on the liability side and this slide I think makes a couple key points.  Number one, that we’re going to have a nice mix of rural and high-growth markets on the deposit side.  A lot of debate on which one’s more valuable.  I think they’re both valuable and this combination gives us a really nice mix between the two.

And, the second thing I would just point out, winding up at number 8 in the markets we’re in behind Pinnacle and Bank of America is a great--pretty impressive spot to be.  So, I think there will continue to be a lot of focus on the deposit side, and I think this highlights that.

Slide 16, I think most of the folks on the call know Entegra so I won’t spend a lot of time on this, but again, happy to answer any questions later on if there’s anything on that.

And, then I’ll wrap up on 17 and 18.  17 I think just makes the point that we both have a good track record of growth, the asset side, loan and deposit side.  Again, this combination just kind of vaults us kind of immediately into a new category when you put these two together, and really gives us the ability to work in a different league.

Some of the operating trends on Slide 18, I’ll just remind you that together, we’re going to be a 120 plus ROA.  Again, it would have taken us some time individually to get there.  Nice to finally be well above that 1 level on a combined basis.

Return on average tangible will be 13 plus, again, a metric that would have been difficult to achieve in our own.  I mentioned before we expect our margin to stay in the high 3’s, particularly with some of the new accretion income.

And, then one of my hot topics that many of you have heard me talk about before over the years is efficiency ratio.  I’m a big believer that we should not be getting bigger just for the sake of getting bigger, but that we should be more efficient if we’re going to be larger.

This (inaudible) efficiency ratio for both down into the mid-50s, a great improvement.  We’ve both been stuck in the mid-60s, as you can see on that chart, for a while.  And, so to immediately jump down to the mid-50s is a huge, huge step forward for both of these organizations and I believe is a key to really making sense of the larger size as we go forward.

And, with that, I’ll turn it over to Billy to wrap up.

Billy Carroll
Yeah, and I’ll wrap up.  I’ll touch just briefly on the last couple of slides in the deck before the appendix.  Slide 19, Miller alluded to this, puts us in, again, some great markets.  We’ve got some small share in a couple of those, but great opportunities now to go out, add teams, continue to grow in those zones.

And, then really, when you look at Slide 20, the last slide in the primary deck, I think great diversification, great mix.  When you look at the combined mix on the loan side and the deposit side, I think it puts together a very strong company and one that we’re going to be very proud to be able to operate and one that I think is going to continue to drive great growth.

I’ll just, I’ll close my comments before we open it up for questions.  I think we’ve hit a lot of the keys during this call.  We are extremely excited about this.  I think the combination is going to yield great returns moving forward.  David’s talked about the ROA and the ROE numbers.

I think it also, as we step into another peer group, I think it also allows us to, as Miller and I have talked about, shift our strategic focus a little bit as we move into the $4 [billion] to $5 billion range as a company with a 120 plus-type ROA.  The EPS growth, I think, allows us to focus really now with the talent recruitment, focus more on organic growth as a 1-A.

I think we’ve both been very acquisitive.  I think we both needed to do that to get to scale.  But, I think this opportunity allows us now to step back and really get focused on the efficiencies, focused on the earnings, focused on talent recruitment, and drive a company that is an organic focused company versus an acquisition focused company, not that we may not look at those opportunities down the road.

But, I think we are so well positioned now to focus on our organic growth and earnings growth.  That’s the thing that excites me the most and should excite our shareholders as well.  So, that’s it, and I’ll--

Miller Welborn
--And, I’ll actively address the M&A because I know that’s a topic that several of you have asked about.  I’ve said this before.  We have never, never been pressured or pushed or in the slightest bit by any institutional group or any board member or any shareholder to do any of the acquisitions we’ve done.  We feel like we’ve done those on a very disciplined strategy and the deals we’ve done.

And, this $4 billion bank is of the size now where we’ve got a really good organic platform in place and we can pile on 10 percent organic growth a year.  Dadgum, that is strong and I know, I don’t think, I know, we are laser-focused on the integration and the organic growth of this platform combined.

Any other comments you have got?  If not, why don’t we open it up for questions?

QUESTION AND ANSWER

Operator
Thank you, sir.  We will now begin the question and answer session.  To ask a question, you may press Star, then 1 on your touchtone phone.  If you are using a speakerphone, please pick up the handset before pressing the keys.  If at any time your question has been addressed and you would like to withdraw your question, please press Star, then 2.

Again, it is Star, then 1 to ask a question.  At this time, we will pause momentarily to assemble our roster.

Our first question comes from Catherine Mealor with KBW.  Please go ahead.

Catherine Mealor
Thanks, good morning, and congrats.

Unknown
Thanks, Catherine.

Unknown
Hey, Catherine.

Catherine Mealor
My first question is just a follow up on some of the margin commentary that you gave, David.  So, you mentioned that you expect the margin to be in the high 3’s.  Is that thinking about a core pro forma margin or including any accretive yield that we’ll see next year?

David Bright
Yeah, it’s including accretable yield, so we expect somewhere north of $4 million a year of accretion income.  So, if you take where we’re at and Smart’s at and you layer that in, yeah you’re going to come to that 3.83/90-ish range.

Catherine Mealor
Great, okay.  And, is there anything else that you’re doing with that margin guidance on balance sheet restructuring, or is it more just the very simple putting the two balance sheets together?

David Bright
No unusual assumptions in there with restructuring.  That’s just putting the two together and that’s where we should be.

Catherine Mealor
Okay, great.  And, then how about, just thinking about big picture growth rates, Billy, you talked a little bit about focusing on just having a really nice organic growth story here.  As you combine these two franchises and think about what, as a combined company, an appropriate growth rate should be at this point in the cycle, how should we think about that?

Billy Carroll
Catherine, I think we’ve said at SmartBank, Smart Financial, we’ve stuck to that high single digits.  I think we’re still thinking along those lines.  I think our models on this are somewhere still right in that high single digits pace, and I think that’s very reasonable.

I think that the cycle--obviously the cycle with rates moving up, do you get a little bit of a slowdown?  That’s probably a little bit of risk to the assumption.  But, to me, the ability to grow and continue to grow at that high single digits clip, 7 ½, 8 percent is a very reasonable assumption.

I think the thing that we’ve been able to do over the course of the last couple of years is really, really focus on these organic growth teams.  We’ve been able to do it with the last couple of acquisitions, continuing to add good sales talent.  I see no reason that we can’t take that same methodology and that same sales culture, same talent recruitment structure, and layer that into these great Entegra markets and still keep a combined company that’s running somewhere in the neighborhood of 8 percent, give or take, on an annual basis.

Catherine Mealor
Okay, that’s great, thank you.  And, one very just real nitty question.  On the philanthropic contribution that you talked about in the slide, should we model that in the expense run rate or is that more of a capital event upfront?

David Bright
Yeah, that’s included in our transaction cost assumption, so that’s already baked into the model.

Catherine Mealor
Got it.  Okay, so that’s transaction account.  Okay, that’s perfect.  Thank you and congrats.  Appreciate it.

Unknown
Thank you, Catherine.

Operator
Our next question comes from Laurie Hunsicker with Compass Point.  Please go ahead.

Laurie Hunsicker
Yeah, hi, good morning.

Unknown
Morning.

Unknown
Morning.

Laurie Hunsicker
Billy and Miller, I’m hoping that you can just start by taking us through a timeline of how this actually came together.

Billy Carroll
Sure.  Miller, do you want--

Miller Welborn
--Yeah, I’ll jump in there.  Gosh, part of my responsibility and part of my job that I truly enjoy is just getting out and riding the markets that we’re in and the markets we like and markets we want to be in, and just meeting people.

We just were introduced to this group over here and just hit it off well.  And, I really think it’s one of those things you know right away, when you visit with somebody and share your vision and share your culture, if there’s an opportunity.  Over the last couple of months, we just visited and chatted and it became very apparent.  So, just through a passion that both of us have for banking and growth and our markets.

Billy Carroll
I think--Laurie, I’ll add.  Yeah, I think all this came up relatively quickly, and so we didn’t take a lot of time off over the holidays, working through a lot of diligence here over the last--really just the last couple of months, to put this together.  But, we spent a lot of time making sure that it was the right combination.

Laurie Hunsicker
Okay, and so talk started sometime in November?  Is that a fair statement?

Miller Welborn
Probably a little bit before then was the first conversation.  Maybe an introduction, go back to maybe September-ish or something like that with an introduction.  But, just the last couple of months really in deep discussions and diligence.

Laurie Hunsicker
Okay, great.  And, then you mentioned that $5 billion would be your optimal size.  Obviously you’re $4 billion pro forma.  What timeframe is that?  Is that over the next three years or does that also factor in more M&A?  How do you think about that?

Billy Carroll
Yeah, I think to me, this gets us to 4.  We like the 5 size operationally I think just because that’s where you can really get those efficiencies in place.  Obviously, we’d love to continue.  We will continue to grow from there.  But, I think the organic--and I alluded to this in a comment earlier.  I think the shift for us, we’ve both been acquisitive banks, but I think we both would like to be organic growers.  I just, I’m a big believer in that, growing organically in our markets is probably the best way to continue to drive share value.

And, so for us, acquisitions could definitely be part of the plan, but the primary focus is getting this together, focusing on organic growth, and driving earn--

Miller Welborn
--And, we don’t like dilution, so if we can do it organically, that sure is helpful.

Billy Carroll
Yeah, and that’s a great point, Miller.  I think Miller and I, as you look at our strategy and the way we’ve executed over the last several years, we don’t.  We don’t like dilution.  We like this earnings accretive nature of this transaction, that I think is going to yield a great upside for all involved.

Laurie Hunsicker
Okay.  And, just so that I’m clear, your $5 billion optimal size, what timeframe is that over?

Billy Carroll
Oh, I’m sorry, I should have addressed that.  I think if we get this combined, and if we’re growing at an 8 percent organic clip, I think, organically, within three years, I think we could be at 5, post combination.  I think we’re still looking at that high single digits organic growth and I think that’s a net number.  So, I believe we can continue to drive that and look to get to that $5 billion number in a relatively short period of time, probably 36 months.

Laurie Hunsicker
Okay.  And, then as you think about even the $10 billion mark, where does that stand in the scale of how you look forward?

Billy Carroll
Your question is as we think about moving toward 10?

Miller Welborn
I don’t know that we’re focusing on 10.  We’re focusing on operating a $4 billion bank, combining these.  We’re laser-focused on that and then growing it organically.  Boy, 10 is a long way down the road.  That’s not--we’re not even thinking about that right now.

Laurie Hunsicker
Okay.  Just getting to know you.  Wanted to make sure.  And, then just along those same lines, as I look at your Southeast geography and obviously you alluded to this, you now span a six-state franchise.  How do you think about filling that in?  How do you think about density?

Billy Carroll
Yeah, and it’s a great point.  When you look at Entegra, although Entegra has been in three states, they’re relatively dense.  I think our footprint that Miller and I have created is a little more spread out as we looked at east to middle Tennessee down through Alabama and the Florida panhandle.

I think we’ll look for continued organic growth opportunities.  Like I said, as you look down the road, I think there could be opportunities to fill that in through some other acquisitions.  But, again, that’s not going to be the focus.  We’re in the markets where we are.  I think we can continue to grow from there in all of those zones, and so I think it’s really probably going to be more focusing on share growth in each of those zones versus adding more dots on the map.

Laurie Hunsicker
Okay, got it.  And, then you mentioned your sensitivity around dilution.  So, I just wondered if we could come back to that a little bit.  This deal is 6 percent dilutive to tangible book.  So, a nice earning accretion obviously.  It’s very fast earn back.  But, it breeches that 5 percent threshold that some people like.  So, how do you think about that when you think about even potentially future M&A?  Where is your line in the sand?

Billy Carroll
As far as a target number on how dilutive the transaction is?

Laurie Hunsicker
Yes.

Billy Carroll
Is that the question?  The (inaudible).  We focus on earnings accretion on their side.  So, why we don’t like dilution, if we have a high degree of confidence in the earnings ability of the company and being able to get that earned back in a relatively short period of time, I think we focus more on the (inaudible) inside of a three year earn-back has been what Miller and I have said probably in the past.  Folks see more of that versus the initial dilution.

Miller Welborn
Yeah, and I don’t know how familiar you are with the SmartFinancial, SmartBank side, but around our board table, we’re 20 percent board, executive management, family and friends.  So, we have a strong ownership around that table.

So, all the more reason that we don’t like dilution, but we understand dilution is--gosh, very, very important.  But, earn-back and accretion are more important to us, or as important.

Laurie Hunsicker
Okay.  But, essentially, earn-back is the focus.  There is no line in the sand on tangible book dilution as long as you have a quick earn-back?

Miller Welborn
It’s all a model and we juggle it all.

Billy Carroll
We typically don’t just set hard lines.  What we look at is does the deal (inaudible)?  Is it good for the shareholders?  And, so for us, it’s a function of managing the risk.  We really don’t have--I think what Miller and I have said is really more about if we don’t like longer earn-backs.  That has really been our rule of thumb.

So, not to say that we don’t pay attention to the initial dilution.  We do, but it’s more of an earnings.

Miller Welborn
And, I think you’ve backed yourself in a corner if you said 5 percent was a hard and fast line and you just had a deal that was incredibly accretive and incredible people and incredible opportunity.  We try to stay away from hard lines.

Laurie Hunsicker
Okay, that’s helpful.  Buy-backs, can you give us an update?  Obviously you announced a buy-back November 20 and there is a 90 day look back if you’ve been active.  Can you just--

Miller Welborn
--We have--

Laurie Hunsicker
--Have you repurchased any shares since?

Miller Welborn
We did announce a buy-back.  It was approved.  We have not bought a single share.  We have not used it.  We continue to do the analysis on capital allocation on a regular basis.  Gosh, every other week if not every day, and we feel like a better use of our capital is to do just what we’re doing now.  So no, we have not exercised a buy-back.

Laurie Hunsicker
Got it.  Okay, thanks.  And, then just Roger, just a couple questions for you.  Can you help us think about, from your viewpoint, how you all looked at considering this as a take under versus potentially putting this out for more people to take a look at?  As I look at this pricing, this is one of the cheapest deals that I’ve seen, but obviously Smart was trading a discounted currency at 1.3.

If we suddenly do the math, when there are potential other acquires, even though we’ve seen a slide in stock prices and stock prices acquisition currency, there are other potential acquires that are sitting at 1.8, even 2 times book, that potentially could have paid you more.  How do you think about that?  In other words, what was your approach?  Can you take us through how you and the group think about that?

Roger Plemens
Sure.  This is a negotiated process and again, we’re not looking at where we are today.  We’re looking at where we want to be together as a combined company two or three years down the road.  Where we are, you were talking about M&A earlier, where our stock is trading, we were out of the M&A business.  So, looking at doing it organically, how we’d get there, and I think the combination with them with their commercial experience and again, to be able to attract the talent we need in these high-growth markets was very important to us.  But, we’re looking down the road versus (inaudible).

Laurie Hunsicker
Roger, are you there?  I feel like I’m losing you all.  Hello?  There must be some static.  You know what, I’ll drop off and let you all continue.  Thanks.

Operator
One moment.  It appears we are experiencing technical difficulty.  We will reconnect the speakers momentarily.

Hello, everyone.  The question and answer session will now continue and our next questioner is Christopher Marinac with FIG Partners.  Please go ahead.

Christopher Marinac
Thanks.  Good morning, guys, and congratulations from me as well.

Unknown
Hey, Chris.

Christopher Marinac
I wanted to ask about the credit mark and just give us some more background there.  Does this imply anything that’s changing at Entegra or are you just being conservative with how you looked at it?  And, perhaps also is there an interest rate mark that goes alongside the credit piece?

Billy Carroll
Yeah, and Chris, I’ll let David touch on this a little bit more, but the interest rate mark is the majority of that when you look at the loan portfolio.  We had a stronger rate mark, nothing that we saw in Entegra--I think our SmartFinancial process on credit diligence is always probably leaning a little more conservatively in the marks.  So, the credit piece of that was a component but had nothing to do with what we saw in Entegra, just a couple of real estate transactions that we thought might have a little more exposure, mark those appropriately.  But, the main component of that was rate mark.

David Bright
Yeah, Chris, our Entegra mark in the last couple quarters has been in the high 2s.  So, this credit mark in the low to mid-3s is not significantly different than what we’ve had in our Qs and Ks.  And, yeah, I don’t think there’s any change in our credit outlook at this point.

Christopher Marinac
So, would we split it, maybe two-thirds, one-third?--

David Bright
--We’re still working through those details.  I hate to get too precise at this point in time.  If you look in our filings, we don’t have a lot of impaired loans.  We have about $10 million of impaired loans on a-billion-one [dollar] portfolio and there’s no change in that outlook.

Christopher Marinac
Got you.  Okay, perfect.  And, then with the cost savings figure, do you have any additional investments just from the back office or how do you think about building the back office to get the growth that you talked about, beyond the $4 billion combined?

Billy Carroll
Chris, we really see no additional expenses needed to get this thing up on plane.  I think as we look from an additional spend standpoint, it would be primarily revenue producing associates that we would be adding.  If you hire the right ones, those ought to be revenue-neutral pretty quick.

And, so I think from that standpoint, we don’t really require any backroom investments.  We’ve got a great opportunity coming up on data processing negotiations that I think could be very fruitful for us.  We really do not see any additional expense needed going forward to operate the company.

Christopher Marinac
Sounds good.  Thanks for the background this morning, guys.

Billy Carroll
Thank you.

Operator
Our next question comes from Howard Henick with Scurlydog Capital.  Please go ahead.

Howard Henick
Hey, guys.  Can you hear me?

Unknown
Yes, we can.

Howard Henick
Great.  First of all, I’ve got a couple of questions, one is the contingent value right.  In the press release, it said it expires at a certain point.  When exactly is that and why would it ever expire?  This lawsuit could drag on and when I talked to the Entegra guys, I think it could be as much as a buck a share.  So, can you answer that first?

David Bright
Yeah, hey Howard, this is David Bright.

Howard Henick
Hey, David.

David Bright
Yeah, right now, they have a two year life after the close.  We’re probably not supposed to say too much on this call, but certainly thinking that this is going to wind up in mediation in the near future here.  And we do have the right to extend the two year time period.  So, I don’t think we’re going to be cut short on time on this and you’re right, if we got a full recovery, it’s probably 80 cents a share.  There’s going to be cost to get there.  But, your value range there is correct.

Howard Henick
Okay, that’s helpful.  And, the second question is I’ve got to be honest, David, I agree with Laurie’s question about it being a take under.  I mean, just to do the math, the ratio of the prices as of yesterday was 1.262 and the conversion ratio is 1.215.  And, I track about 55 stocks on a daily basis and it’s my worst--Entegra is the worst-performing stock of any of the stocks I track.

So, from an Entegra shareholder perspective, it looks like, frankly, not a great deal and I own, as you know, or control, about 97,000 shares.  So, at this point, unless the conversion ratio changes, I intend to vote no and I wonder what you can tell your Entegra shareholders about how you think this is the best deal they could have got.

David Bright
Howard, I understand the question and I appreciate you asking that.  I’ll tell you this, consistent with the comments that I made earlier, I do think this puts us in an entirely different league going forward in terms of size and profitability and trading multiples.  I’ll tell you this, we did a lot of analysis on what the upside here is in the future with potentially higher multiple, higher earnings, and I do think there is significant upside here if this combined company does well, that would be equal to or greater than anything we could get in any other transaction.

Howard Henick
Did you explore other transactions?  Was this negotiated?  Were there bankers who looked at other opportunities or was this the only one you focused on solely?

David Bright
This was a negotiated transaction.  But, Howard, a lot of analysis on what’s the upside here.  We understand the day one pricing, but the upside here, if this goes as planned, is quite significant.

Howard Henick
All right, well the market disagrees for now, so we’ll see.

Operator
Our next question comes from Thomas Wagner, private investor.  Please go ahead.

Thomas Wagner
Hey, thank you, gentleman.  My combination accounting as I get older gets a little more rusty every day.  Can you give me an estimate as to what you’re looking at post-merger after costs on tangible book value?

And, I would like to follow up on the last course.  You didn’t really answer the question.  Did you shop this deal or was this a love at first sight arrangement?  Thank you.

David Bright
It was a negotiated transaction.  We did not shop the other transactions.

Thomas Wagner
Great, thank you.  Second is, did you answer the former question I answer--the first question I--I’m assuming you’ve got a spreadsheet, right?

David Bright
Absolutely.  So, your first question, this is about 6 to 7 percent dilutive to SmartBank.

Thomas Wagner
That, I understand from the prior comments and questions.  What we’re looking is a bottom line number as an investor, as an individual investor.  What will I have post-merger tangible book value in the combined business, after expenses?

Unknown
Pro forma tangible.

David Bright
So, pro forma tangible book on SmartBank is going to be about $14.50.

Thomas Wagner
Thank you, sir.

David Bright
Yep.

Thomas Wagner
Best of luck.

Operator
Our next question comes from Daniel Cardenas with Raymond James.  Please go ahead.

Daniel Cardenas
Hey, guys.  Most of my questions have been asked and answered.  But, just maybe quickly, Billy and company, going back to your question about being able to add or attract additional talent given a much bigger platform, maybe some color as to the type of talent you’re looking to attract.  Is it primarily on the lending side or are there other areas of the franchise that you want to try and build up?

Billy Carroll
Yeah, good question, Dan.  It is.  It’s primarily lending side.  I know we’ve also, with one of our recent transactions last year, we brought in a really nice investment services platform.  We’ve got some great opportunities to expand some financial advisors there.  So, really primarily lending talent, financial advisors we’ve talked about.  I think one of the things that we’re going to be doing is really continuing to beef up treasury sales.  That’s been a real driver for our SmartBank, core deposit growth metrics over the course of the last couple of years.

I think as we look to invest, it will be sales side talent, primarily lending, and where we’ve seen, we’ve seen great opportunities to bring in quality bankers out of some larger banks.  I think the way we operate, our size now, the deal size that we’re able to do, is really attractive for really good bankers and some of the larger regionals that might be looking for new opportunities.  So, that’ll probably be the primary focus, but also some financial advisors and treasury sales.

Daniel Cardenas
Okay, perfect.  All right, thanks guys.  Congrats on the deal.

Billy Carroll
Thanks, Dan.

Unknown
Thanks.

Operator
This concludes our question and answer session.  I would now like to turn the conference back over to Miller Welborn for any closing remarks.

CONCLUSION
Miller Welborn

Thanks so much and folks, hopefully this helped better explain and continue our thesis that we’ve discussed about college and tier two towns, this dadgum Gainesville, Georgia, just phenomenal outlook, Greenville, South Carolina and Ashville, North Carolina, just great ads on the commercial side and we could not be more excited.

And, I hope you know, I’m as competitive as anyone in the world and I’m not a guy who believes in participation trophies.  I like to win, and I like to win a lot.  But, in the end, this was a great deal for both banks and both shareholder groups because everyone, and I do repeat everyone, will win on this deal if you’ll just trust us.  You’ve trusted us to date.  Continue to trust us and let us show you what we can execute.

I truly appreciate all of you being with us today and hope you enjoy your day.  Thanks a lot.

Operator
We thank you, sir, and to the rest of the management team, for your time also today.  The conference call is now concluded.  At this time, you may disconnect your lines.  Thank you, take care, and have a wonderful day, everyone.  Thank you.

FORWARD LOOKING STATEMENTS

Certain of the statements herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” and “estimate,” and similar expressions, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the benefits to SmartFinancial, Inc. (“SmartFinancial”) and Entegra Financial Corp. (“Entegra”) of the proposed merger, SmartFinancial’s and Entegra’s future financial and operating results and their respective plans, objectives, and intentions. All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of SmartFinancial and Entegra to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, and other factors include, among others, (1) the risk that the cost savings and any revenue synergies from the proposed merger may not be realized or take longer than anticipated to be realized, (2) the risk that the cost savings and any revenue synergies from recently completed mergers may not be realized or may take longer than anticipated to realize, (3) disruption from the proposed merger, or recently completed mergers, with customer, supplier, or employee relationships, (4) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (5) the failure to obtain necessary shareholder or regulatory approvals for the merger, (6) the possibility that the amount of the costs, fees, expenses, and charges related to the merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the merger to be satisfied, (8) the risk of successful integration of the two companies’ businesses, including the risk that the integration of Entegra’s operations with those of SmartFinancial will be materially delayed or will be more costly or difficult than expected, (9) the risk of expansion into new geographic or product markets, (10) reputational risk and the reaction of the parties’ customers to the merger, (11) the risk of potential litigation or regulatory action related to the merger, (12) the dilution caused by SmartFinancial’s issuance of additional shares of its common stock in the merger, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in SmartFinancial’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, or Entegra’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, in each case filed with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at http://www.sec.gov. SmartFinancial and Entegra disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

This communication shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SmartFinancial will file a registration statement on Form S-4 with the SEC, which will contain the joint proxy statement of SmartFinancial and Entegra and a prospectus of SmartFinancial. Shareholders are encouraged to read the registration statement, including the joint proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the proposed transaction, Entegra, and SmartFinancial. After the registration statement is filed with the SEC, the joint proxy statement/prospectus and other relevant documents will be mailed to SmartFinancial and Entegra shareholders and will be available for free on the SEC’s website (www.sec.gov). The joint proxy statement/prospectus will also be made available for free by contacting Ron Gorczynski, SmartFinancial’s Chief Administrative Officer, at (865) 437-5724 or David Bright, the Chief Financial Officer and Treasurer of Entegra, at (828) 524-7000. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

SmartFinancial, Entegra, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SmartFinancial and Entegra shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of SmartFinancial may be found in the definitive proxy statement for SmartFinancial’s 2018 annual meeting of shareholders, filed with the SEC by SmartFinancial on April 2, 2018, and other documents subsequently filed by SmartFinancial with the SEC. Information about the directors and executive officers of Entegra may be found in the definitive proxy statement for Entegra’s 2018 annual meeting of shareholders, filed by Entegra with the SEC on April 2, 2018. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents maybe obtained as described in the paragraph above.